15049671

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.

| SEC FILE NUMBER |
|---|
| 8-39728 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway Suite # 950
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Huckin 713-526-8411
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M & K CPAS, PLLC
(Name – *if individual, state last, first, middle name*)

4100 N. Sam Houston Pkwy W. Suite 200B (Address) Houston (City) Texas (State) 77086 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





KW 3/17

# OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN EVANS ACHE
Notary Public, State of Texas
My Commission Expires
February 02, 2016

Signature

David Huckin, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2014

## CONTENTS

M&K CPAS PLLC

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

We have audited the accompanying financial statements of Huckin Financial Group, Inc. (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Huckin Financial Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Huckin Financial Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Huckin Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Huckin Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

March 2, 2015

The accompanying notes are an integral part of the financial statements.



4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2014

## Assets

| | |
|---|---|
| Current Assets | |
| Cash and cash equivalents | $ 118,146 |
| Commissions and fees receivable from insurance companies and mutual funds | 169,854 |
| Prepaid Rent- Current | 13,265 |
| Total Current Assets | 301,265 |
| Automobile, furniture and equipment, at cost, net of accumulated depreciation of $106,421 | 24,069 |
| Total Non Current Assets | 24,069 |
| Total Assets | $ 325,334 |

## Liabilities and Members' Equity

| | |
|---|---|
| Current Liabilities | |
| Accounts payable and accrued expenses | $ 85,494 |
| Total Current Liabilities | 85,494 |
| Total Liabilities | 85,494 |
| Members' Equity | |
| Members' Equity-David Huckin | 239,840 |
| Total Members' Equity | 239,840 |
| Total Liabilities and Members' Equity | $ 325,334 |

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Income
Year ended December 31, 2014

| | |
|---|---|
| Revenue: | |
| Commissions and fees | $ 802,539 |
| Advisory and planning fees | 670,224 |
| Interest and dividend income | 21 |
| Total Revenue | 1,472,784 |
| Expenses: | |
| Compensation and benefits | 157,542 |
| Commissions expense | 567,792 |
| Office rent | 66,819 |
| Travel and entertainment | 60,047 |
| Professional fees | 101,896 |
| Depreciation | 1,446 |
| Postage and supplies | 10,127 |
| Telephone and communications | 8,993 |
| Regulatory fees and assessments | 16,079 |
| Other operating expenses | 131,183 |
| Total Expenses | 1,121,924 |
| Income before income taxes | 350,860 |
| Income tax expense (refund) | - |
| Net income | $ 350,860 |

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Members' Equity
Year ended December 31, 2014

| | Beginning Equity | Withdrawals and Adjustments | Income Distributions | Ending Equity |
|---|---|---|---|---|
| **Balance at December 31, 2013** | **$ 27,696** | **$ (872,135)** | **$ 933,419** | **$ 88,980** |
| Member-David Huckin | - | (200,000) | 350,860 | 150,860 |
| **Balance at December 31, 2014** | **$ 27,696** | **$ (1,072,135)** | **$ 1,284,279** | **$ 239,840** |

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.

Statement of Cash Flows
Year ended December 31, 2014

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 350,860 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,446 |
| Changes in operating assets and liabilities: | |
| Commissions and fees receivable from insurance companies and mutual funds | (61,088) |
| Other Assets | (5,335) |
| Accounts payable and accrued expenses | 16,409 |
| Total adjustments | (48,568) |
| Cash provided by operating activities | 302,292 |
| Cash flows from investing activities: | |
| Cash Paid for Purchase of Fixed Assets | (25,515) |
| Cash used in investing activities | (25,515) |
| Cash flows from financing activities: | |
| Distribution-Withdrawls | (200,000) |
| Cash used in financing activities | (200,000) |
| Net increase in cash | 76,777 |
| Cash at beginning of year | 41,369 |
| Cash at end of year | $ 118,146 |
| Non Cash Transactions | $ - |

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CLAIMS
December 31, 2014

No statement is required as no subordinated liabilities existed at any time during the year.

The accompanying notes are an integral part of the financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. (the "Company") is set forth below:

*Basis of presentation*

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

*Organization and nature of business*

Huckin Financial Group, Inc. was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

*Revenue recognition*

Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

*Depreciation*

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five to seven years.

*Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Property, plant and equipment*

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

*Cash and cash equivalents*

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2014, there were no cash equivalents.

*Advertising*

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

*Securities owned*

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2014, there were no securities owned by the Company.

*Credit risk*

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2014 the Company has determined that no allowance for doubtful accounts is required.

*Income taxes*

The Company elected to be treated as an S-Corporation effective January 1, 2010 which does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2014.

*Recent accounting pronouncements*

In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-10, "Development Stage Entities". The amendments in this update remove the definition of a development stage entity from the Master Glossary of the ASC thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments in this update are applied retrospectively. The adoption of ASU 2014-10 removed the development stage entity financial reporting requirements from the Company.

In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The new guidance requires that share-based compensation that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards and that could be achieved after an employee completes the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation costs should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining

requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of ASU 2014-12 is not expected to have a material impact on our financial position or results of operations.

In June 2014, the FASB issued ASU No. 2014-10: Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation , to improve financial reporting by reducing the cost and complexity associated with the incremental reporting requirements of development stage entities. The amendments in this update remove all incremental financial reporting requirements from U.S. GAAP for development stage entities, thereby improving financial reporting by eliminating the cost and complexity associated with providing that information. The amendments in this Update also eliminate an exception provided to development stage entities in Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of investment equity that is at risk. The amendments to eliminate that exception simplify U.S. GAAP by reducing avoidable complexity in existing accounting literature and improve the relevance of information provided to financial statement users by requiring the application of the same consolidation guidance by all reporting entities. The elimination of the exception may change the consolidation analysis, consolidation decision, and disclosure requirements for a reporting entity that has an interest in an entity in the development stage. The amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements of Topic 915 should be applied retrospectively except for the clarification to Topic 275, which shall be applied prospectively. For public companies, those amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. Early adoption is permitted. The adoption of ASU 2014-10 is not expected to have a material impact on our financial position or results of operations.

In July 2013, FASB issued ASU No. 2013-11, *"Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists."* The provisions of ASU No. 2013-11 require an entity to present an unrecognized tax benefit, or portion thereof, in the statement of financial position as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, with certain exceptions related to availability. ASU No. 2013-11 is effective for interim and annual reporting periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and
- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of ASU No. 2013-02 is not expected to have a material impact on our financial position or results of operations.

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRSs. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations.

2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2014:

| | |
|---|---|
| Equipment | $49,331 |
| Furniture | 81,159 |
| Total Cost | 130,490 |
| | |
| Less Accumulated Depreciation | (106,421) |
| Net | $24,069 |

Depreciation expense for the period ended December 31, 2014 was $1,446

3. Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of a statutory amount or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code.

4. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2014, no claims had been asserted against the Company.

5. Operating Leases

The Company leases its office space under an operating lease that expires on June 30, 2015. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2014, are:

| Year | Amount |
|---|---|
| 2015 | $16,103 |
| 2016 | $ - |
| 2017 | $ - |
| 2018 | $ - |
| 2019 | $ - |

Rental expense on the office space for the ended December 31, 2014 was $66,819.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2014, the Company had net capital of $182,691 which exceeded its required net capital of $5,000 by $176,991. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtness to net capital was 0.48 to 1. There were no liabilities subordinated to the claims of general creditors during 2014.

7. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2014, and as such, had no assets or liabilities that fell into the tiers described above.

8. Subsequent Events

Management reported that there are no reportable events through the date of this filing.

## SCHEDULE I

### Huckin Financial Group, Inc.

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
### December 31, 2014

| | | |
|---|---|---|
| Total equity from statement of financial condition | $ | 239,840 |
| Less non-allowable assets | | |
| Accounts Receivable (net of collectible within 30 days of 12/31/2014) | | 19,815 |
| Fixed assets and Pre-paid Expenses (net of accumulated depreciation of $106,421) | | 37,334 |
| Net Capital | $ | 182,691 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 5,700 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above two figures) | $ | 5,700 |
| Excess net capital | $ | 176,991 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---|
| Total liabilities (per statement of financial condition) | $ | 85,494 |
| Ratio of aggregate indebtedness to net capital | | 0.48 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | 4.64 |

**Reconciliation with Company's Computation**

| | |
|---|---|
| Total Equity reported by the Company on the FOCUS II filing on 12/31/2014 | 299,433 |
| LESS: Differences resulting from audit adjustments | (59,593) |

*Differences below are due to audit adjustments not available for the FOCUS filing:*

| Account Type | Difference |
|---|---|
| Decrease in Prepaid Expenses | ($7,930) |
| Decrease in Payables | 27,233 |
| Increase In Depreciation | (1,446) |
| Decrease in Receivables | (77,450) |
| Difference | (59,593) |

| | |
|---|---|
| Difference in accounts payable for minimum net capital requirement (FOCUS filing amount less adjustment shown in above calculation) | (27,233) |
| Difference in accounts per above | (1,816) |

## SCHEDULE II

## HUCKIN FINANCIAL GROUP, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2014

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

M&K CPAS PLLC

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Huckin Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huckin Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Huckin Financial Group, Inc. stated that Huckin Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Huckin Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huckin Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

March 2, 2015



4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN
DAVID HUCKIN
Helping Investors Improve their Financial Outlook

# Huckin Financial Group, Inc.

*3700 Buffalo Speedway, Suite 950, Houston, TX 77098*
*Telephone: (713) 526-8411*
*Fax: (713) 526-8589*

## Huckin Financial Group, Inc. Assertions

**Huckin Financial Group, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

**Huckin Financial Group, Inc.**

I, David Huckin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

David Huckin, President

March 2, 2015

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT**
**ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

Board of Directors of Huckin Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Huckin Financial Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Huckin Financial Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Huckin Financial Group, Inc.'s management is responsible for Huckin Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences .

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

March 2, 2015



4100 N. Sam Houston Pkwy W Suite 200B Houston, TX 77086 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com